# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Northpointe Bancshares, Inc., CIK 0001336706
CUSIP: 66661N886
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3333 Deposit Drive Northeast, Grand Rapids, United States (X1), 49546
Date of event which requires filing of this statement: 02/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000936872

## Reporting persons
- Bay Pond Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,689,595; sole dispositive power 0; shared dispositive power 1,689,595; aggregate amount beneficially owned 1,689,595 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Northpointe Bancshares, Inc.
Address of issuer's principal executive offices: 3333 Deposit Drive Northeast, Grand Rapids MI 49546

## Item 2. Person Filing
Name of person filing: Bay Pond Partners, L.P.
Address of principal business office or, if none, residence: c/o Wellington Management Company LLP, 280 Congress Street, Boston MA 02210
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,689,595
Percent of class: 5.11
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,689,595
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,689,595

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bay Pond Partners, L.P.: Ihsan Speede, Authorized Person (02/24/2025)
Comment: Wellington Alternative Investments LLC; Its General Partner

Signature: Ihsan Speede
Name/Title: Authorized Person
Date: 02/24/2025